

October 31, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (609) 860-0138

Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re: Innophos Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 30, 2006**
> **File No. 333-135851**

Dear Mr. Gress:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. With respect to the conditions on the obligations of the underwriters in Section 7(c), (g) of the underwriting agreement, termination may only be based on events which result in a material impairment of the investment quality of the securities offered. Please be advised that the underwriting agreement may only be terminated based on the underwriters' judgment in the following two circumstances:

    *   Where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and
    *   Where major hostilities involving the United States commence, or in the event of a national or international calamity or emergency.

    We are concerned that as presently worded, the underwriters may abrogate their obligation to purchase all of the shares being offered based on an inability to market the securities or a determination that it is "impractical or inadvisable to proceed with completion of the public offering," which are inconsistent with a firm commitment underwriting. Refer to the First Boston Corporation no-action letter, made publicly available September 3, 1985.

Please provide the underwriters' confirmation that termination may be based only on events which result in a material impairment of the investment quality of the securities offered or, alternatively, advise us how the language in this section is consistent with the position taken by the Division of Market Regulation in the First Boston Corporation no-action letter.

<u>Exhibit 5.1, Opinion of Kirkland & Ellis LLP</u>

2. Please submit a revised opinion of counsel that does not contain an assumption that the company received full consideration for the shares being offered by your shareholders.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Joshua N. Korff (*via facsimile* 212/446-4900)
        Kirkland & Ellis LLP
        Citigroup Center
        153 East 53rd Street
        New York, New York 10023